FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Signs MOU for Comprehensive Business Alliance with Awa Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Signs MOU for Comprehensive Business Alliance with Awa Bank

Tokyo, January 31, 2020—Nomura Securities Co., Ltd., a wholly owned subsidiary of Nomura Holdings, Inc., today announced that it has signed a memorandum of understanding (MOU) with The Awa Bank, Ltd. to explore a comprehensive business alliance aimed at providing financial intermediary services.

The MOU sets out fundamental principles and other necessary considerations for entering into the alliance agreement. Execution of the alliance is subject to an evaluation of the alliance’s impact, regulatory approval, respective company-related approvals as well as the signing of a final agreement and other necessary agreements. The companies plan to sign the final agreement and determine the operational structure under the alliance in the first quarter of the 2020 fiscal year.

1.	Background of the MOU

Japan’s low birthrate together with its aging and declining population have caused major structural changes that continue to affect regional economies. With more people expected to live to a hundred, it is critical to address the increasing need for social security and other services that come with longevity. An important part of this is helping clients build financial assets through savings, securities, insurance and other products.

Although the issues of population aging, low birthrate and population decline are particularly pronounced in Tokushima prefecture, where Awa Bank is headquartered, savings are among the highest in Japan. The two companies believe it is important to provide financial services tailored to clients’ needs at different stages throughout their lives. This will help build regional financial assets, contribute to the development of regional economies, and help regional financial institutions create a sustainable business model that sets them apart.

The planned business alliance will enable the two companies to create a framework to provide optimal asset management services as well as consultation and proposal solutions that meet the increasingly sophisticated needs of clients. Nomura and Awa Bank are committed to providing client oriented services and being the most trusted partner for their clients. By working together to help clients with their life plan, the companies aim to build a new model of collaboration to grow regional financial assets.

2.	Purpose of the MOU

Focusing mainly on transactions with small and medium sized enterprises (SMEs), Awa Bank has worked to build a distinct, sustainable business model that prioritizes long-term relationships with clients and contributes to lasting client growth and regional development. The bank’s extensive branch network includes 81 branch offices in Tokushima and over 15 branches in other regions of Japan. In addition to deposits and loans, the bank also offers custody services related to securities, insurance and other assets.

However, in light of the prolonged period of negative interest rates in Japan, it has become necessary to create a structure to generate additional non-interest income. To further enhance its SME lending business and strengthen its custodial expertise, Awa Bank aims to bolster its consulting functions and create the framework necessary to provide optimal asset management and consultation services. In so doing, the bank seeks to build a new business model to help grow regional financial assets.

Nomura Securities is one of the core subsidiaries of Nomura Group. Its mission is to contribute to the creation of an affluent society through its expertise in the capital markets. The firm strives to become the most trusted partner for its clients and their financial institution of choice. Through its nationwide network of branch offices, Nomura Securities employs a consulting-based sales approach aimed at providing optimal products and services that meet the individual needs of its clients.

The planned business alliance will bring together Awa Bank’s robust regional client base and Nomura’s wealth of expertise in the financial instruments business and full line of products. By maximizing their respective strengths and the synergies between them, the two companies aim to provide solutions tailored to the specific succession and asset management needs of regional clients to help them enjoy an affluent life.

The two companies will also strive to provide high value added services to corporate clients by leveraging Awa Bank’s strengths in the SME lending and financial leasing sectors together with Nomura’s M&A and IPO expertise.

3.	Implementation schedule

The two companies expect to reach a final agreement by the first quarter of the 2020 fiscal year, and plan to set up a new operational structure under the alliance in the first quarter of the fiscal year ending March 31, 2022.

4.	Overview of the two companies

Name	The Awa Bank, Ltd.	Nomura Securities Co., Ltd.
Address	2-24-1 Nishisemba-cho, Tokushima-shi, Tokushima	1-9-1 Nihonbashi, Chuo-ku, Tokyo
Representative	President: Susumu Nagaoka	President: Toshio Morita
Business	Commercial banking	Securities business
Capital	23,400 million yen	10,000 million yen
Established	June 21, 1896	May 7, 2001
Fiscal year-end	March	March

5.	Future outlook

The impact of the planned alliance on Nomura’s consolidated financial results has not been determined. Nomura will immediately issue an announcement if the possibility of a material impact arises.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.